Board of Management

VIA EDGAR AND FAX (202) 772-9217

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

June 16, 2005

Re:	Fresenius Medical Care Corporation
Form 20-F for fiscal year ended December 31, 2004
File No. 1-14444

Dear Mr. Rosenberg,

On behalf of Fresenius Medical Care AG (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated May 26, 2005 relating to the Company’s Form 20-F for the year ended December 31, 2004 (File No. 1-14444), which was filed on March 1, 2005 (the “ Form 20-F”). As requested by the Staff, the Company is filing this letter today as correspondence on EDGAR. Also enclosed are Item 5 and Note 19 of the Notes to Consolidated Financial Statements, as proposed to be amended in response to the Staff’s comments. Because the Company has not provided all of the expanded disclosure suggested by the Staff’s comments, we are providing this letter to the Staff in advance of filing an amendment to the Form 20-F, as specifically requested by the May 26 letter.

For the convenience of the Staff, we are also sending via fax a copy of this letter and the proposed amendments to Item 5 and to Note 19, each of which is marked to show the changes we have made. For ease of reference, the page numbering of each item matches the page numbering of such item in the Company’s Form 20-F, as originally filed. Where added disclosure on a page carried over to a new page, the “spillover” is contained on additional pages with the same page number plus the suffix .1, .2, etc.

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Form 20-F for fiscal year ended December 31, 2004

Fresenius Medical Care AG 61346 Bad Homburg Germany Telephone: +49-6172-609-2255 Telefax: +49-6172-609-2280	Board of Management: Dr. Ben Lipps (President and CEO), Roberto Fusté, Dr. Emanuele Gatti, Rice Powell, Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom Supervisory Board: Dr. Gerd Krick (Chairman)	Registered Office Hof, Germany Commercial Register No. HRB 2460

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Allowance for Doubtful Accounts, page 35

1.	Please consider expanding your disclosures regarding Accounts Receivable and Allowance for Doubtful Accounts to include the following:

a)	State if your billings system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

See item 1. c) below.

b)	Disclose your policy for collecting co-payments.

See item 1. c) below.

c)	State if you use specific identification for account write-offs of accounts receivable.

In response to the Staff’s comments with respect to items a), b) and c), the Company has expanded its disclosures; such expanded disclosures are included in the enclosed proposed amendment of Item 5, “Operating and Financial Review and Prospects,” under the caption “Critical Accounting Policies — Accounts Receivable and Allowance for Doubtful Accounts” on page 36 and 36.1.

d)	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

The Company has considered its disclosures of changes of estimates for contractual adjustments and respectfully submits to the Staff that after consideration of the comment raised, it has not expanded the disclosure by providing quantitative information. Billings are normally made at standard rates and when the contractual rates are known, an allowance for the differences is made. When there is uncertainty as to the contracted amounts, the allowance is established based upon past history and experience with the contracting party in question. Significant variances between recorded accounts receivable, net of contractual allowances, and actual payments received are reviewed by management and appropriate action initiated as required. Accordingly, the Company does not capture this type of information on an aggregated basis in a format suggested in the Staff’s comment.

e)	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

In response to the Staff’s comments with respect to this item, the Company has added disclosure to provide a sensitivity analysis of the possible effects that a change in estimate could have on the results of operations; such expanded disclosures are also included in the proposed amendment of Item 5, “Operating and Financial Review and Prospects,” under the caption “Critical Accounting Policies — Accounts Receivable and Allowance for Doubtful Accounts” on page 36.1 which is enclosed herewith.

f)	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

The Company has considered its disclosures for payor mix concentrations and related aging of accounts receivables. The Company respectfully submits to the Staff that it believes that an aging schedule will not provide useful disclosure to the reader due to the number of countries in which the Company provides services and due to the fact that there is a significant number of local, state and federal governmental agencies that reimburse the Company for its services, the timing of which is significantly different from agency to agency, and country to country. Accordingly, we believe that the requested disclosure would not provide meaningful information about debtor quality. The disclosure in our Form 20-F describes that aging of receivables is considered for specific payor groups in our determination of a need to recognize a valuation allowance.

In addition, the Company respectfully submits to the Staff that it believes that the expanded disclosures the Company intends to provide in the proposed amendment to Item 5 in response to other items commented on by the Staff adequately describe the nature of its customers and its ability to estimate the collectibility of its accounts receivables.

g)	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

In response to the Staff’s comment, the Company has considered its disclosures for amounts relating to pending approval from third party payors. The Company respectfully submits that these amounts represent approximately 1.0% of gross accounts receivable and thus do not warrant separate disclosure.

B. Liquidity and Capital Resources
Liquidity, page 48

2.	State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

In response to the Staff’s comment, the Company has expanded the disclosure of its “Allowance for Doubtful Accounts” under “Critical Accounting Policies” to include the steps taken in collecting accounts receivables as shown on page 36 in the proposed amendment to Item 5, which is enclosed herewith.

We have not repeated our collection policies under “Liquidity and Capital Resources” but discuss within the “Liquidity” section the importance of our ability to collect our receivables in general terms and added the disclosure of day’s sales outstanding after considering the Staff’s comment #3. We believe that the expanded disclosure presented in other sections of Item 5 and in response to the Staff’s comment #3 will enable the reader of the liquidity section to clearly understand the importance of the Company’s ability to timely collect its receivables without being repetitive.

3.	Disclose the day’s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

In response to the Staff’s comment, the Company has added additional disclosure in the “Financial Condition and Results of Operations — B. Liquidity and Capital Resources — Liquidity” section regarding day’s sales outstanding and the reasons for significant changes, as shown in the proposed amendment to Item 5, which is enclosed herewith. Please see page 48.1.

Results of Operations, page 39

4.	We noted your presentation of EBITDA in your discussion of the results of operations and your disclosures in Note 19 to the financial statements.

a)	Please move your discussion of EBITDA in Management’s Discussion and Analysis to an “other data” section as to not give undue prominence to this non-GAAP measure as it appears it is not an operating measure. Please consider revising the presentation to comply with Item 10(e) of Regulation S-K, including the appropriate reconciliation to a non-operating performance measure. In addition, please note the guidance in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures found on our website at www.sec.gov/divisions/corphin/faqs/nongaapfaq.htm, specifically questions 8 and 12.

In response to the Staff’s comment, the Company has removed EBITDA discussions from “Financial Condition and Results of Operations — Overview” and segment operations sections and removed the EBITDA line item from the related operating segment key figures tables in the “Operating and Financial Review and Prospects”. Please see pages 38, 39, 41, 42, 43, 45, 46, and 47.

As EBITDA is a key element in the determination of certain ratios relating to covenants for most of the Company’s borrowings, the Company has added a brief discussion entitled “EBITDA” at the end of the Section titled “Financial Condition and Results of Operations — B. Liquidity and Capital Resources — Analysis of Cash Flow” in Item 5. The Company has also added a table at the end of the “EBITDA” section that contains a reconciliation of total EBITDA to its most directly related comparable financial measure, net cash provided by operating activities. Please see page 51.

b)	It does not appear that your inclusion in Note 19 to the financial statements complies with Item 10(e) of Regulation S-K. It appears that your segment measure is operating income, and that EBITDA is considered supplemental information which is presented as a liquidity measure.

In response to the Staff’s comment, the Company has reviewed Note 19 and has revised it to remove references to EBITDA and omitted reconciliation tables that are no longer required. The Company has amended Note 19, which is marked and enclosed herewith. Please see pages F-34, F-35 and F-36.

As requested by the Staff, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the proposed amendment to the Form 20-F, this letter or any other related matters to Robert A. Grauman, with Baker and McKenzie LLP at (212) 891-3587, Charles F. Niemeth at (212) 891-3586 or Kimberly V. Loies at (312) 861-8315. In addition, please send any additional written comments by facsimile to Mr. Grauman at (212) 310-1687 and to Charles F. Niemeth at (212) 310-1886. Thank you for your consideration.

Sincerely,

/s/ LAWRENCE ROSEN
Lawrence Rosen
Chief Financial Officer

Enclosures

cc:          Dr. Ben J. Lipps